UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☑   Form C/A: Amendment to Offering Statement
   ☑   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
The Jet Inc.

Legal status of issuer

      Form
      LLC

      Jurisdiction of Incorporation/Organization
      Delaware, United States

      Date of organization
      October 9, 2022

Physical address of issuer
1320 N. Courthouse Rd. Suite 130 Arlington, VA 22201

Website of issuer
https://thejet.coach/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 2.5% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
135

Price (or method for determining price)
$185.72

Target offering amount
$25,000

Oversubscriptions accepted:
    Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
    First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,235,000

Deadline to reach the target offering amount
February 15, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
26

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$3,576,210	$4,146,395
Cash & Cash Equivalents	$162,447	$705,824
Accounts Receivable	-	-
Short-term Debt	$204,236	$189,730
Long-term Debt	$962,301	$1,071,274
Revenues/Sales	$123,910	$1,000
Cost of Goods Sold	-	-
Taxes Paid	-	-
Net Income	$ (1,116,894)	$ (462,531)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript


EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
December 16, 2022

The Jet Inc.





Up to $1,235,000 of Preferred Equity


The Jet Inc., ("The Jet", the "Company," "we," "us", or "our"), is offering up to $1,235,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by February 15, 2023 (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $50,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by February 1, 2022 (the "Offering End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Offering End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,235,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is approximately [$1,000] per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are

based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2023.

Once posted, the annual report may be found on the Company's website at https://thejet.coach/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/the.jet

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

The Jet Inc., Inc. ("the Company") is a Delaware, United States LLC, incorporated on October 9, 2022.

The Company is located at 1320 N. Courthouse Rd. Suite 130 Arlington, VA 22201.

The Company's website is https://thejet.coach/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/the.jet and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series [Seed] Preferred Stock being offered	$25,000
Maximum amount of Series [Seed] Preferred Stock	$1,235,000
Purchase price per Security	$185.72
Minimum investment amount per investor	$1,000
Offering deadline	February 15, 2023
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 12, 13, and 15.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy,

are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The transportation market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

Quality management plays an essential role in determining and meeting customer requirements, preventing issues, improving the Company's products and services, and maintaining the safety and efficacy of its services. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future services, which may result in the loss of sales and difficulty in successfully launching new services. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to

promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Chad Scarborough and Rob Thorpe. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Failure by the Company to transport their passengers on time and in a safe manner could result in lost sales. The Company currently relies upon bus drivers as transportation providers for their services. The Company utilization of delivery services is subject to risks, including increases in fuel prices, which would increase their shipping costs, employee strikes, and inclement weather, which may impact the ability of providers to provide services that adequately meet their needs. The Company could face logistical difficulties that could adversely affect transports and their operating results.

The Company does not have formal advisor agreements in place with listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous duties and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

The company currently has approximately $1,151,721 in secured debt. The Company owes this principal amount to the Small Business Association for a loan that is due in December of 2029 and is secured with company assets. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. The Loan is personally guaranteed by the Founder, Chad Scarborough. In addition, the terms of the Loan clarify that upon any event of default, the Lender may declare all or any portion of the Loan to be immediately due and payable. One of the Events of Default, as defined in that agreement is a general inability to pay its debts. The Loan is secured with a continuing security interest in all the Company's assets.

The Company has not filed a Form D for its Pre-Seed offering from June 2021. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These record-keeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 80.48% of the Company. Subject to any fiduciary duties owed to our other owners or investors under New York law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Series Seed Preferred Stock may be subject to dilution. Purchasers of Series Seed Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise

issues additional membership interests, investors who purchase Series Seed Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series Seed Preferred Stock depending on the terms and pricing of any future membership interest issuances (including the Series Seed Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series Seed Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

New York City to Washington, D.C. is the premier mass transit market in North America, yet our travel options are a series of pain points that we pay entirely too much for. At the high end, the hassle and inconvenience of the airline shuttles are rarely justifiable for this short of a trip. The trains can be overcrowded, face disruptions, and have customer service that leaves much to be desired. At the low end, discount bus companies provide an attractive price point, but the positives end there.

The Jet is disrupting the intercity travel space by offering the leading affordable, first-class travel option. Features include:

- The HoverSeat™, the world's first motion-canceling passenger seat, patented and designed by Bose engineers (signed exclusivity agreement on tech)
- An onboard attendant serving light food, drinks, beer & wine
- An upscale restroom; streaming-fast HiFi WiFi™
- Advance seat reservations and a seamless boarding process
- Priced from $99 one-way, city-center-to-city-center

Business Plan

In our first year (since Nov '21), The Jet has become one of the most talked-about luxury travel options between DC and NYC. Featured in the New York Times, Washington Post, and on Good Morning America, we are aiming to take the intercity travel market in the northeast corridor by storm, even causing an aviation journalist to remark, "this could ruin regional airlines." We have averaged 82% ridership in our first year (since March '22) and routinely sell out on weekends. With only 4 buses in our fleet, demand is literally outstripping supply.

Our business model has passed due diligence with a quorum of accredited investors. Ticket prices range from $99 to $199 one-way, with an average seat price projected to reach $145 by the end of 2023 (currently $135). With 19 seats per coach, we have a 55% operating breakeven point and a 20% net profit margin projected.

Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use $50,000 of the proceeds, or 10.36%, towards offering expenses; and
- If the Company raises the Maximum Amount through Regulation CF, it will use $102,625 of the proceeds, or 8.31%, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Closing Amount Raised	% if Maximum Amount Raised
Equipment Acquisition	65%	65%
Tech Development	15%	15%
Marketing	10%	10%
Working Capital	10%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years

Charles Scarborough IV	Founder & CEO	Founder & CEO, The Jet Founder & Creative Director, Patchwork Creative
Rob Thorpe	COO	COO, The Jet Inaugural GM (US), Avo Co-Founder, The Good Trends

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	21,455	Yes	N/A	29%	N/A
Series Seed 1 Preferred Stock	45,750	As defined in COI	N/A	61%	See COI
Series Seed 2 Preferred Stock	7,349	As defined in COI	N/A	10%	See COI

The Company has the following debt outstanding:

The company currently has approximately $1,151,721 in secured debt. The Company owes this principal amount to the Small Business Association for a loan that is due in December of 2029 and is secured with company assets. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. The Loan is personally guaranteed by the Founder, Chad Scarborough. In addition, the terms of the Loan clarify that upon any event of default, the Lender may declare all or any portion of the Loan to be immediately due and payable. One of the Events of Default, as defined in that agreement is a general inability to pay its debts. The Loan is secured with a continuing security interest in all the Company's assets.

Ownership
A majority of the Company is owned by Chad Scarborough.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Charles Scarborough IV	40,000 Series Seed 1 Preferred Stock	80.48%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

The Jet Inc., ("the Company") was incorporated on October 9, 2022 under the laws of the State of Delaware, and is headquartered in 1320 N. Courthouse Rd. Suite 130 Arlington, VA 22201.

The Jet Inc. was formed on October 9, 2017, in the state of Delaware. The financial statements of The Jet Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Arlington, Virginia.

The Jet is redefining how Americans travel between major cities by combining the luxury experience of a private jet with the affordability and convenience of a motorcoach. We launched in November 2021 with a service between DC and NYC - the premier mass transit corridor in the country. Still in our launch phase and on track for $2M in annual revenue, The Jet is now poised to scale regionally and nationally. The Jet is a Direct-to-Consumer travel service that sells seats on luxury motorcoaches. Tickets range from $99 to $199 one-way depending on demand.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $675,000 cash on hand as of December 16, 2022, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is approximately $12,500,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	June 15, 2021	Regulation D	Preferred Equity	$6,000,000	Continuing working capital

THE OFFERING AND THE SECURITIES
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $50,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is approximately $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

For the Offerings, investors who invest $50,000 or greater will be considered "Major Investors" under the Series Seed Preferred Stock. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock under Regulation D to accredited investors on materially and substantially the same terms as investors in the Regulation Crowdfunding Offering. The Series Seed Preferred Stock in the Regulation D offering has the same provisions and converts under similar terms to the Series Seed Preferred Stock in this offering.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock
Yes

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

•   alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
•   increase or decrease the authorized number of shares of any class or series of capital stock;
•   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
•   redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
•   declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
•   increase or decrease the number of directors;
•   liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the

company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the

Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
None.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
● Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
● The intermediary will notify investors when the target offering amount has been met;
● The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
● If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
● If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
● If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
● If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $124,000, the investor is limited to the greater of $2,500 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $124,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $124,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and/or (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ *Chad Scarborough*
_____
(Signature)

Chad Scarborough
_____
(Name)

FOUNDER AND CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Chad Scarborough*
_____
(Signature)

Chad Scarborough
_____
(Name)

FOUNDER AND CEO
_____
(Title)

December 16, 2022
_____
(Date)

/s/ *Rob Thorpe*
_____
(Signature)

Rob Thorpe
_____
(Name)

COO
_____
(Title)

December 16, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

THE JET LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
The JET LLC
Arlington, Virginia

We have reviewed the accompanying financial statements of The JET LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

November 14, 2022
Los Angeles, California

THE JET LLC

BALANCE SHEET

(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	162,447	$	705,824
Total current assets		**162,447**		**705,824**
Property and Equipment, net		3,378,763		2,736,003
Intangible Assets		35,000		40,000
Security Deposit		-		664,568
Total assets	**$**	**3,576,210**	**$**	**4,146,395**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Credit Cards	$	14,816	$	310
Current Portion of Loans and Notes		189,420		189,420
Total current liabilities		**204,236**		**189,730**
Promissory Notes and Loans		962,301		1,071,274
Total liabilities		**1,166,537**		**1,261,004**
MEMBERS' EQUITY				
Members' Equity		2,409,673		2,885,391
Total Members' Equity		**2,409,673**		**2,885,391**
Total Liabilities and Members' Equity	**$**	**3,576,210**	**$**	**4,146,395**

See accompanying notes to financial statements.

THE JET LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 123,910	$ 1,000
Cost of Goods Sold	-	-
Gross profit	123,910	1,000
Operating expenses		
General and Administrative	1,190,768	379,609
Sales and Marketing	22,670	8,032
Total operating expenses	1,213,439	387,641
Operating Income/(Loss)	(1,089,529)	(386,641)
Interest Expense	72,740	78,819
Other Loss/(Income)	(45,375)	(2,929)
Income/(Loss) before provision for income taxes	(1,116,894)	(462,531)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (1,116,894)**	**$ (462,531)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2019	$ **2,795,672**
Capital Contribution	552,250
Net income/(loss)	(462,531)
Balance—December 31, 2020	$ **2,885,391**
Capital Contribution	641,176
Net income/(loss)	(1,116,894)
Balance—December 31, 2021	$ **2,409,673**

See accompanying notes to financial statements.

THE JET LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,116,894)	$	(462,531)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		497,694		-
Amortization of Intangibles		5,000		5,000
Changes in operating assets and liabilities:				
Credit Cards		14,507		310
Security Deposit		664,568		133,668
Net cash provided/(used) by operating activities		**64,875**		**(323,553)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(1,140,454)		(964,568)
Net cash provided/(used) in investing activities		**(1,140,454)**		**(964,568)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		641,176		552,250
Repayment of Promissory Notes and Loans		(108,974)		(59,306)
Net cash provided/(used) by financing activities		**532,202**		**492,944**
Change in cash		(543,377)		(795,177)
Cash—beginning of year		705,824		1,501,001
Cash—end of year	**$**	**162,447**	**$**	**705,824**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	72,740	$	78,819
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

The JET LLC was formed on October 9, 2017, in the state of Delaware. The financial statements of The JET LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Arlington, Virginia.

The Jet is redefining how Americans travel between major cities by combining the luxury experience of a private jet with the affordability and convenience of a motorcoach. We launched in November 2021 with a service between DC and NYC - the premier mass transit corridor in the country. Still in our launch phase and on track for $2M in annual revenue, The Jet is now poised to scale regionally and nationally. The Jet is a Direct-to-Consumer travel service that sells seats on luxury motorcoaches. Tickets range from $99 to $199 one-way depending on demand.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Coaches	8 years
Van	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes loan fees, which will be amortized over the life of the loan.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from providing travel services between the major cities in the US that sells seats on luxury motorcoaches.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $22,670 and $8,032, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 14, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Coaches	$ 3,810,774	$ 2,736,003
Van	65,684	
Property and Equipment, at Cost	3,876,457	2,736,003
Accumulated depreciation	(497,694)	-
Property and Equipment, Net	$ 3,378,763	$ 2,736,003

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $497,694 and $0 respectively.

4.   INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consists of:

As of Year Ended December 31,	2021	2020
Loan fees	$ 50,000	50,000
Loan fees, gross	50,000	50,000
Accumulated amortization	(15,000)	(10,000)
Loan fees, Net	$ 35,000	$ 40,000

Amortization expense for capitalized loan fees for the fiscal year ended December 31, 2021, and 2020 were in the amount of $5,000 and $5,000, respectively.

5.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
Charles Scarborough IV	90.0%
Edmund Bentson	0.8%
W. Keith Prusek	1.7%
Charles Scarborough III	3.3%
Noel Patton	4.2%
TOTAL	**100.0%**

6.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into the SBA loan agreement. The details of the Company's loan and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA loan	$1,320,000	7.50%	12/23/2019	12/23/2029	$ 86,379	$ 86,379	$ 189,420	$ 962,301	$ 1,151,721	$ 99,000	$ 99,000	$ 189,420	$ 1,071,274	$ 1,359,694
Total	$1,320,000				$ 86,379	$ 86,379	$ 189,420	$ 962,301	$ 1,151,721	$ 99,000	$ 99,000	$ 189,420	$ 1,071,274	$ 1,359,694

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021

2021	$ 189,420
2022	189,420
2023	189,420
2024	189,420
Thereafter	394,041
Total	**$ 1,151,721**

7.   RELATED PARTY

There are no related party transactions.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through November 14, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C
PDF of SI Website

The Jet

Luxury intercity motorcoach company featuring the world's first motion-canceling passenger seat

Edit Profile

+ Follow

This presentation may contain forward-looking statements and information relating to company, its business plan and strategy, and its industry. These statements reflect ma with respect to future events based information currently available and are subject to ri could cause the company's actual results to differ materially. Investors are cautioned n on these forward-looking statements as they contain hypothetical illustrations of mathem for illustrative purposes and they do not represent guarantees of future results, levels o achievements, all of which cannot be made. Moreover, no person nor any other pe responsibility for the accuracy and completeness of forward-looking statements, and is u such statements to conform them to actual results.

$1,114
Minimum

$12,500,000
Pre-Money valuation

Preferred Equity
Security Type

INVEST IN THE JET

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: http://www.thejet.coach

Share: f 🐦 in

DOWNLOAD

‹ ›

The Jet is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 2.50% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights

Overview

The Team

Term Sheet

Investor Perks

Prior Rounds

Market Landscape

Risks & Disclosures

Form C

Data Room

💬 0 comments

⍰ FAQs About Investing

✉ Contact SeedInvest

Company Highlights

> Achieved $1.94M in gross revenue since launch in November 2021, and on track to surpass $2M in 2022 (unaudited)

> First to market with a patented motion-canceling passenger seat designed by Bose engineers that eliminates the bumps and bounces of bus travel (signed a 3-year exclusivity deal)

> 4.9-star Google rating (190+ reviews) with a high level of brand focus and excitement across social media

> Consistent monthly sales growth since launch with ridership occupancy averaging > 80% since March 2022

> The launch corridor of the Northeast is a $700M market, with 50 national expansion markets identified, opening a multi-billion dollar opportunity

Fundraise Highlights

> Total Round Size: US $1,500,000

> Raise Description: Seed

> Minimum Investment: US $1,114 per investor

> Security Type: Preferred Equity

> Pre-Money valuation : US $12,500,000

> Target Minimum Raise Amount: US $50,000

> Offering Type: Side by Side Offering

The Jet is redefining intercity travel in America by combining the luxury experience of a private jet with the affordability and convenience of a motorcoach. With $1.9M in revenue, we feature the HoverSeat™, the premier, patented motion-canceling passenger seat.

───

New York City to Washington, D.C. is the premier mass transit market in North America, yet our travel options are a series of pain points that we pay entirely too much for. At the high end, the hassle and inconvenience of the airline shuttles are rarely justifiable for this short of a trip. The trains can be overcrowded, face disruptions, and have customer service that leaves much to be desired. At the low end, discount bus companies provide an attractive price point, but the positives end there.

The Jet is disrupting the intercity travel space by offering the leading affordable, first-class travel option. Features include:

- The HoverSeat™, the world's first motion-canceling passenger seat, patented and designed by Bose engineers (signed exclusivity agreement on tech)

- An onboard attendant serving light food, drinks, beer & wine

- An upscale restroom; streaming-fast HiFi WiFi™

- Advance seat reservations and a seamless boarding process

- Priced from $99 one-way, city-center-to-city-center

In our first year (since Nov '21), The Jet has become one of the most talked-about luxury travel options between DC and NYC. Featured in the New York Times, Washington Post, and on Good Morning America, we are aiming to take the intercity travel market in the northeast corridor by storm, even causing an aviation journalist to remark, "this could ruin regional airlines." We have averaged 82% ridership in our first year (since March '22) and routinely sell out on weekends. With only 4 buses in our fleet, demand is literally outstripping supply.

Our business model has passed due diligence with a quorum of accredited investors. Ticket prices range from $99 to $199 one-way, with an average seat price projected to reach $145 by the end of 2023 (currently $135). With 19 seats per coach, we have a 55% operating breakeven point and a 20% net profit margin projected.

Gallery





The Jet Interior.

Media Mentions



The Team

Founders and Officers



Chad Scarborough
FOUNDER AND CEO

As well as founding The Jet, Chad is also the Founder & Creative Director of Patchwork Creative, a national-award-winning, D.C.-based ad agency. He brings over 20 years experience in communications, brand strategy, and advertising to The Jet. Chad holds an M.B.A. from NYU Stern School of Business with concentrations in Marketing and Entrepreneurship.



Rob Thorpe
COO

Rob was a commando officer in the British Royal Marines for 18 years, specializing in operations and logistics. He then co-founded an online wholesale marketplace, and - immediately prior to joining Chad at The Jet - was the inaugural GM in the US for a Series B food-delivery service. As part of his executive education, he studied corporate finance at Columbia and hospitality & revenue management at Cornell.

Key Team Members

 **Charles Neal**    **Damon Mininni**

Notable Advisors & Investors

 **Matt Curwood**    **Kristina Bouweiri**    **Keith Prusek**

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $1,500,000
Minimum investment:	US $1,114
Target Minimum:	US $50,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $185.72
Pre-Money valuation:	US $12,500,000
Option pool:	10.0%
Is participating?:	False
Liquidation preference:	1.0x

Additional Terms

Custody of Shares:	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While The Jet has set an overall target minimum of US $50,000 for the round, The Jet must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to The Jet's Form C.
Regulation CF cap:	While The Jet is offering up to US $1,500,000 worth of securities in its Seed, only up to US $1,235,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.
Total Amount Raised:	The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D. Off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target.
Update on SeedInvest:	Circle, SeedInvest's parent company, has made the strategic decision to focus on its core business and, as a result, entered into an agreement to divest SeedInvest to fellow fundraising platform, StartEngine. The finalization of this acquisition is contingent upon FINRA approval, which is expected to be received in up to six months. During that time, SeedInvest intends to continue operating as usual, including facilitating investments into startup companies. The value of the securities you purchase through the SeedInvest platform will not be impacted and the securities will continue to be subject to the custodial arrangement outlined in "Custody of Shares". StartEngine will facilitate custody of investments and management of investor actions after the formal closing of the acquisition. Investors will be proactively notified of any actions that may be required and any updated information. Please find more detail at seedinvest.com/about and please reach out to contactus@seedinvest.com with any questions.

Use of Proceeds



If Minimum Amount Is Raised   If Maximum Amount Is Raised

● Equipment Acquisition   ● Tech Development
● Marketing   ● Working Capital

Investor Perks

Invest $1,500-$1,999, receive:

- A 50% discount off a roundtrip with The Jet (transferable)
- Limited Edition The Jet Yeti Cup
- 20 x $10 gift certificates to share with friends and family

Invest $2,000-$9,999, receive:

- 1 x free roundtrip between DC and NYC (transferable)
- Limited Edition The Jet Yeti Cup
- 4 x 50% discounts for roundtrips on The Jet (transferable)
- 20 x $10 gift certificates to share with friends and family

Invest $10,000-$49,999, receive:

- 1 x free roundtrip for up to 4 people.
- Limited Edition The Jet The North Face Men's ThermoBall Trekker Jacket
- 4 x 50% discounts for roundtrips on The Jet (transferable)
- Limited Edition The Jet Yeti Cup
- 20 x $10 gift certificates to share with friends and family

Invest $50,000 or more, receive:

- 1 x Unlimited ride pass for one year (giftable)

or

- 1 x day private charter for you and 18 friends to enjoy The Jet for a special event (originating DC/NYC metro areas only) (a $5,350 value)
- Limited Edition The Jet The North Face Men's ThermoBall Trekker Jacket
- 4 x 50% discounts for roundtrips on The Jet (transferable)
- Limited Edition The Jet Yeti Cup
- 20 x $10 gift certificates to share with friends and family

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of The Jet's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $4,725,000
Closed Date	Jun 15, 2021
Security Type	Preferred Equity
Pre-Money valuation	US $6,000,000

Market Landscape

Offering a truly first-class motorcoach experience, we believe The Jet easily surpasses its competition in terms of luxury, convenience and value. There is no other company doing what we are doing in the Northeast corridor. Vonlane in Texas and RedCoach in Florida offer a business-class type experience. Our primary competition along this initial route is the Amtrak Regional service; and secondary is the Acela, Delta and American air shuttles, and the discount buses.

The market opportunity, even just regionally in the Northeast Corridor, is large. There are 7M passenger trips between DC and NYC per year for a market value of $700M. Based on our growth projections, even when we grow to 22 motorcoaches and open routes connecting Philadelphia and Baltimore, we would still account for less than 5% of the total addressable market.

Beyond this initial corridor, we have identified over 50 expansion markets nationally, opening us up to a multi-billion dollar opportunity. In the short-term, we plan to expand our footprint in D.C. and NYC and expand to Philadelphia and Baltimore in 2024. For competitor reference, the top tier, domestic bus companies combine for over $4B in annual revenue.

We think that The Jet is off to a terrific and better-than-expected start, enjoying wide appeal in our first year. Our initial target market is young professionals aged 25-34. Around 50% of our guests are currently in this demographic and are primarily traveling for leisure. We expect this segment to grow next year, when we expand our schedule and launch B2B marketing. Our stops at Metro Center in Washington, D.C. and Hudson Yards in Manhattan are ideally placed to attract business travelers. Beyond the convenience, comfort, and ease-of-travel, a fundamental selling point of The Jet is that the time spent onboard is truly productive thanks to our streaming-fast WiFi.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The transportation market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

Quality management plays an essential role in determining and meeting customer requirements, preventing issues, improving the Company's products and services, and maintaining the safety and efficacy of its services. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future services, which may result in the loss of sales and difficulty in successfully launching new services. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Chad Scarborough and Rob Thorpe. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Failure by the Company to transport their passengers on time and in a safe manner could result in lost sales. The Company currently relies upon bus drivers as transportation providers for their services. The Company utilization of delivery services is subject to risks, including increases in fuel prices, which would increase their shipping costs, employee strikes, and inclement weather, which may impact the ability of providers to provide services that adequately meet their needs. The Company could face logistical difficulties that could adversely affect transports and their operating results.

The Company does not have formal advisor agreements in place with listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous duties and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

The company currently has approximately $1,151,721 in secured debt. The Company owes this principal amount to the Small Business Association for a loan that is due in December of 2029 and is secured with company assets. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. The Loan is personally guaranteed by the Founder, Chad Scarborough. In addition, the terms of the Loan clarify that upon any event of default, the Lender may declare all or any portion of the Loan to be immediately due and payable. One of the Events of Default, as defined in that agreement is a general inability to pay its debts. The Loan is secured with a continuing security interest in all the Company's assets.

The Company has not filed a Form D for its Pre-Seed offering from June 2021. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These record-keeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



The Jet's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download The Jet's Form C

Data Room

NAME	LAST MODIFIED	TYPE
> 📁 Financials (2 files)	Dec 20, 2022	Folder
> 📁 Fundraising Round (1 file)	Dec 20, 2022	Folder
> 📁 Investor Agreements (1 file)	Dec 20, 2022	Folder

Miscellaneous (4 files)	Dec 20, 2022	Folder

Join the Conversation

Be the first to post a comment or question about The Jet.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

Say something here...

POST

Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in The Jet

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by The Jet. Once The Jet accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to The Jet in exchange for your securities. At that point, you will be a proud owner in The Jet.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?
Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, The Jet has set a minimum investment amount of US $1,114.
Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now The Jet does not plan to list these securities on a national exchange or another secondary market. At some point The Jet may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when The Jet either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is The Jet's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the The Jet's Form C. The Form C includes important details about The Jet's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck



THE JET

SeedInvest

Pitch Deck



This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

HIGHLIGHTS

REVENUE
$1.9M Gross Revenue in Year 1 (Nov. '21 - Nov. '22)

MARKET SIZE
7 million annual trips & $700M+ in NE corridor alone; $13.6B globally

TECHNOLOGY
HoverSeats™, the world's first motion-canceling passenger seating

TEAM
Chad Scarborough, Founder & CEO; Rob Thorpe, COO

CUSTOMER REVIEWS
Dozens of viral social media videos totaling 10M+ views; 4.9 stars on Google reviews



THE JET

The Problem


NEW YORK CITY


WASHINGTON, DC

Intercity travel in America is uncomfortable, inconvenient, and overpriced. As an example, New York City to Washington D.C. is the premier travel market in North America...

The Problem





. . . yet our travel options are basically a **series of pain points.**
That we pay too much for.
Peak Fares DC/NYC
Up to $864
Up to $501
Up to $244
Up to $50
DELTA
acela
AMTRAK
Greyhound

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

Sources: delta.com, amtrak.com, greyhound.com; US Census Bureau, 2010; Bureau of Economic Analysis, 2010; US Department of Education, 2018; Fortune Magazine, 2018.

Introducing The Jet.
The first affordable,
first-class travel option.

Larger restroom,
in-seat service,
streaming-fast wifi



HoverSeats™: world's-first
motion-cancelling passenger seat

No station hassles,
19 total passengers,
reserve your seat

Priced from
$99 one-way



THE
J=T

THE JET

"Hover-Seat" ™

Retractable tray table

Power leg-rest

Power lumbar, 45° recline

Motion-canceling technology




Luxury/Value Comparison


LUXURY
THE JET
acela
POOR VALUE
GREAT VALUE
DELTA
AMTRAK
Greyhound
LACK OF LUXURY

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

8

A Greener Way To Travel & Electric by 2025

MPG
Per passenger
160
120
80
40
0
Automobiles
Planes
Trains
Intercity Buses
70 MPG
per passenger
(projected)
THE
JET

"The most energy efficient option is actually an interurban bus."

—International Council on Clean Transportation

"You get even half a busload of people out of a car, it's just an amazing effect on carbon emissions."

—Bruce Hamilton, VP, Amalgamated Transit Union

Source: International Council on Clean Transportation

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

Buyer Personas



Grad Students & Young Professionals

Age: 25-34

Income: $40,000 - $100,000

Characteristics: Successful or aspiring to succeed; image conscious; social media savvy; eco-friendly

Why They'll Buy: Strong appetite for experience & luxury; Instagram-able; price point; eco-friendly; streaming wifi

Sample tagline: "Ride in style."



Empty Nesters // "Silver Surfers"

Age: 55+

Income: $75,000+ // Retired

Characteristics: Cost conscious but appreciative of luxury; time to travel

Why They'll Buy: Affordable luxury; upscale restroom and heated seats; eco-friendly

Sample tagline: "A lot more for a lot less."



B2B

Age: 1+

Revenue: $1M+

Characteristics: Early- to mid-stage companies that are cost-conscious

Why They'll Buy: 60% savings on travel; superior work environment; environmentally friendly

Sample tagline: "Comfy, clean and green."

Early Success



Sales
Thousand $

82%
Year 1
Ridership

Avg. ticket $127

Avg. ticket $132

Avg. ticket $106

200

150

100

50

0

Nov '21 Dec '21 Jan '22 Feb '22 Mar '22 Apr '22 May '22 Jun '22 Jul '22 Aug '22 Sep '22 Oct '22

"The most comfortable travel experience I've ever had."
—Business Insider

"The newest and coolest way to travel."
—Conde Nast Traveler

"The smoothest, simplest and most pleasurable trip I have ever had."
—Washington Post

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Projected Unit Economics



US $
150
100
50
0
$150
37%
EBIT Margin
(Max)
$56
$11 Acquisition & Debt Financing
$23 SG&A
$1 Entertainment
$2 Licenses & Drop Offs
$4 Processing Fees
$5 Maintenance & Parking
$6 Cleaning & Catering
$7 Insurance
$15 Fuel & Tolls
$20 Staff Wages & Benefits
Revenue
Costs and Margin

Target average ticket price: $150

Target revenue per roundtrip at 85% ridership: $4,845

Operating costs per roundtrip: $3,040

= 62% break-even point

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties.
This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



THE JET

PHASE 1
PHASE 2
PHASE 3
x14
NEW YORK
PHILADELPHIA
BALTIMORE
WASHINGTON D.C.







Amtrak annual trips: 1.75M
Airlines: 1M
Intercity Buses: 1.25M
Personal Vehicles: 3M

Total annual trips: 7M

At 20 coaches, The Jet would be approx. 5% of existing market

Projected to grow 50% by 2025

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

Nationally, we've identified 50+ routes that are ideal expansion targets. Travelers in the markets all have the exact same pain points we have, often worse.



Seattle
Portland
Oakland
Sacramento
San Francisco
San Jose
Fresno
Santa Barbara
Burbank
Anaheim
Los Angeles
Riverside
Orange County
San Diego
Las Vegas
Phoenix
Tucson
Fort Collins
Denver
Colorado Springs
Santa Fe
Albuquerque
El Paso
Minneapolis
St. Paul
Madison
Milwaukee
Cedar Rapids
Omaha
Des Moines
Chicago
South Bend
Toledo
Detroit
Cleveland
Kansas City
St. Louis
Indianapolis
Columbus
Cincinnati
Wichita
Louisville
Lexington
Knoxville
Nashville
Oklahoma City
Tulsa
Memphis
Little Rock
Dallas
Shreveport
Jackson
Birmingham
Atlanta
Athens
Montgomery
Austin
Baton Rouge
Mobile
New Orleans
San Antonio
Houston
Tallahassee
Gainesville
Jacksonville
Daytona Beach
Orlando
Tampa
Miami
Charlotte
Columbia
Charleston
Savannah
Raleigh
Richmond
Virginia Beach
Dulles (IAD)
Washington, DC
Baltimore
Wilmington
Philadelphia
Pittsburgh
Harrisburg
New York
New Haven
Providence
Hartford
Boston
Portland
Burlington
Albany
Ithaca
Rochester
Buffalo
Syracuse

Criteria: Urban Centers over 250,000 people within 300 miles of one another. Sources: U.S. Census Bureau; Google Maps

Our Team



Chad Scarborough
Founder & CEO



Rob Thorpe
Chief Operating Officer



Charles Neal
General Manager



W. Keith Prusek
Strategic Adviser



Kristina Bouweiri
Strategic Adviser



Matt Curwood
Strategic Adviser













100+ years of industry experience, 100+ products, 2 exits: Loop, The Good Trends

Financial Projections



Million $
Sales
EBITDA
35
30
25
20
15
10
5
0
$2M
$400K
$7M
$2.5M
$13M
$4.5M
$19M
$6.5M
$35M
$15M
2022
2023
2024
2025
2026

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

Potential Year 5 Exit Strategy

Estimated Revenue
>$35 million

TWO PATHS

Projected Valuation
~$100 million

PATH 1: EARLY IPO



THE
JET

PATH 2: ACQUISITION

FLiXBUS



 Virgin

Stagecoach

PREVOST

BLADE

NetJets

DiDi

Use of Investment



Working Capital — 10%

Marketing — 10%

Tech Development — 15%

Equipment Acquisition — 65%







THE JET

THE JET
EMERGENCY EXIT

EXHIBIT E

Video Transcript

The Jet | The Most Advanced Passenger Seats in the World | NYC Spot.

It's the most advanced passenger seat in the world. With a power leg rest, 45 degree recline, and motion canceling technology that eliminates 90% of bumps and vibrations. We call it The Hover Seat. And it's only available on The Jet. Book now from just $99 one-way to DC.

The Jet | HiFi WiFi | DC Spot.

The Jet's HiFi WiFi is the fastest in domestic travel. So you stay seamlessly connected whether you are working or relaxing. The Jet: Luxury Travel Redefined. Book now from just $99 one-way to New York City.

The Jet | Introducing The Jet | DC Spot.

There's a brand new way to travel in style. With the fastest WiFi, a spacious restroom, and the world's first motion-canceling passenger seats that eliminate 90% of bumps and vibration. We call it The Jet. First-class travel for less. Starting at just $99 one-way to NYC. Book now at thejet.coach.